Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 333-164012
[MEADVILLE HOLDINGS LIMITED ANNOUNCEMENT — FEBRUARY 2, 2010]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Meadville Holdings Limited.

(incorporated in the State of Delaware, United
States of America)

Top Mix Investments Limited	TTM Hong Kong Limited

(incorporated in the British Virgin Islands with	(incorporated in Hong Kong with limited liability)
limited liability)
JOINT ANNOUNCEMENT
(1) UNDER RULE 13.09 OF THE LISTING RULES
  (2) UNDER RULE 8.1 OF THE TAKEOVERS CODE
Reference is made to the joint announcement issued by Top Mix Investments Limited, TTM Technologies, Inc., TTM Hong Kong Limited and Meadville Holdings Limited (“Meadville”) on 16 November 2009 in relation to the Proposal (the “Announcement”). Terms defined in the Announcement have the same meaning when used in this announcement unless the context otherwise requires.
TTM has issued a press release (“Press Release”) stating that, among other things, the Committee on Foreign Investment in the United States (“CFIUS”) has completed its review of the PCB Sale and has informed TTM that there are no unresolved national security concerns in respect of the PCB Sale. TTM has filed with the SEC of the United States a Form 8-K announcing the filing of the Press Release at or about the time of this announcement. Shareholders are able to obtain a copy of the Press Release from the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) or TTM’s website (www.ttmtech.com/investors/investor_sec.jsp).

CFIUS has also issued a notice on 2 February 2010 (Eastern Standard Time) to TTM confirming that CFIUS has concluded its review of the PCB Sale and concluded that there are no unresolved national security concerns in respect of the PCB Sale sufficient to warrant further investigation.
Issuance of the notice by CFIUS to the effect that review or investigation of the PCB Sale has concluded, and that a determination has been made that there are no issues of national security of the United States sufficient to warrant further investigation, is one of the conditions for completion of the PCB Sale.
Shareholders and potential investors should be aware that the Proposal is subject to other conditions set out in the Announcement being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.

By order of the Board	By order of the Board	By order of the Board	By order of the Board
of Top Mix	of TTM Technologies,	of TTM Hong Kong	of Meadville
Investments Limited	Inc.	Limited	Holdings Limited

Tang Ying Ming, Mai	Robert E. Klatell	Kenton K. Alder	Tang Chung Yen,
Tom
Director	Chairman	Director
Executive Chairman
and Group Managing
Director
Hong Kong, 3 February 2010
As at the date of this announcement, Mr. Tang Hsiang Chien is the ultimate controlling shareholder of Top Mix.
As at the date of this announcement, the directors of Top Mix are Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
As at the date of this announcement, the Meadville Directors are:
Executive Directors: Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice.
Independent non-executive Directors: Mr. Eugene Lee, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric.
Mr. Tang Hsiang Chien accepts full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of Top Mix jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TTM Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the TTM Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. On December 24, 2009 TTM filed a preliminary Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that are and will be filed by TTM with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.